Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE IMPLEMENTS COST REDUCTION MEASURES FOR ISRAELI OPERATIONS

Ottawa, Canada, December 19, 2011 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has eliminated 38 positions from its Israeli operations. The staff reduction, which includes both full time and contract staff, is intended to better align the company’s global sales force with existing DragonWave resources as well as the planned acquisition of NSN’s microwave transport business.  DragonWave will continue to support R&D, customer support, finance, and operations functions in Israel.  DragonWave expects to save $1.1M in quarterly operating expenses as a result of this staff reduction.  DragonWave anticipates restructuring charges in the fourth fiscal quarter as a result of the elimination of these positions to be approximately $0.3M, and that there will be a one-time cash usage of approximately $0.6M

Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are preceded by words such as “believe”, “expect”, “anticipate”, “estimate”, “plans”, “intends”, “will” or similar expressions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to vary materially. Certain risks relating to the planned acquisition of NSN’s microwave transport business can be found in DragonWave’s press release of November 4, 2011. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024